FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 47.508.411/0001-56

NOTICE TO THE MARKET

New Investor Relations Officer at Grupo Pão de Açúcar

São Paulo, August 03, 2010 - Companhia Brasileira de Distribuição (“Company” or “GPA”) (BM&FBOVESPA: PCAR5; NYSE: CBD) hereby informs its shareholders and investors that Daniela Sabbag has left her post as Investor Relations Officer to attend to the Company’s Strategic Planning Department. In accordance with the resolutions of the meeting of the Board of Directors on this date, Vitor Fagá de Almeida will be the new Investor Relations Officer of the Company.

Before joining GPA, Mr. Fagá was Chief Financial Officer at Medial Saúde, M&A and Investor Relations Officer at Julio Simões Logística, Investor Relations Officer at CPFL Energia and strategic consultant at BCG – The Boston Consulting Group. He is also a member of the Brazilian Investor Relations Institute (IBRI), where he acted as Chief Financial Officer as well as Vice-President/SP.

In addition to the Investor Relations department, the Company has the Board of Corporate Relations, led by Hugo Bethlem, its Vice-President, with the purpose to reinforce the communication among the Company, the investors and the marked. Hugo has 30 years of professional experience in officer positions in the Brazilian retail market, being in the Company since 2001 as Executive Commercial Officer, Executive Operations Officer of Comprebem, Extra and Sendas, and Executive Vice President of Supply Chain and IT.

The Management

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 03, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.